UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period ____________ to ______________

Commission File Number 1-10928

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

3647 Cortez Road West

Bradenton, Florida 34210

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

______________________________________________________________________________

TABLE OF CONTENTS

Intertape Polymer Corp. USA Employee’s Stock Ownership

and Retirement Savings Plan

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2000, 2001, 2002, 2003, 2004 and 2005 3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 4
Notes to Financial Statements 5 - 9
SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2005

11

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2004

12

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2003

13

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2002

14

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2001

15

Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) —

as of December 31, 2000

16

Schedule H, Line 4a  - Schedule of Deliquent Participant Contributions —

as of December 31, 2001

17

SIGNATURE 18
EXHIBIT INDEX Exhibit 23.1 – Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm 19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2005, 2004, 2003, 2002, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005, 2004, 2003, 2002, and 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2005, 2004, 2003, 2002, 2001, and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005, 2004, 2003, 2002, and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Question 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

October 9, 2009

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,

 2005

 2004

 2003

2002

2001

2000

__________

__________

      __________

   _________

__________

__________

Assets

Investments

Cash

 $       42,135

 $             -

 $

-       $    39,627

 $             -

 $             -

Mutual funds

34,552,348

30,623,837

26,266,841

19,581,221

25,121,633

30,598,760

Bond Funds

1,393,090

1,422,134

1,677,512

1,649,219

1,392,245

825,722

Common trust fund -

Intertape Polymer
Group, Inc.

6,294,081

6,785,019

7,730,420

1,844,763

2,319,568

  -

Collective trust and

other funds

12,682,232

10,647,051

10,838,135

10,180,664

9,580,730

9,114,254

Participant loans

2,706,108

2,265,780

2,038,155

2,071,900

2,075,455

2,149,990

__________

__________

__________

__________

__________

__________

Total investments

57,669,994

51,743,821

48,551,063

35,367,394

40,489,631

42,688,726

Receivables

Interest and other

receivables

  27,440

96,192

249,839

57,537

53,385

415,618

__________

__________

__________

__________

__________

__________

Total receivables

27,440

96,192

249,839

57,537

53,385

415,618

__________

__________

__________

__________

__________

__________

Total assets

57,697,434

51,840,013

48,800,902

35,424,931

40,543,016

43,104,344

Liabilities

Accounts payable

69,573

40,003

82,186

31,810

23,778

  -

__________

__________

__________

__________

__________

__________

Total liabilities

69,573

40,003

82,186

31,810

23,778

  -

__________

__________

__________

__________

__________

__________

Net assets available for benefits

$57,627,861

$51,800,010

$48,718,716

$35,393,121

$40,519,238

$43,104,344

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,

2005

2004

2003

2002

2001

__________

__________

__________

__________

__________

Additions

Contributions

Employer

$  1,787,870

$ 1,645,029

$  1,624,184

$  1,410,017

$    2,190,400

Participant

3,611,179

3,316,415

2,930,303

3,135,386

3,361,518

__________

__________

__________

__________

__________

Total Contributions

5,399,049

4,961,444

4,554,487

4,545,403

5,551,918

Investment Income (Loss)

Interest and dividends

2,207,232

1,091,823

813,239

801,493

1,008,144

Net appreciation (depreciation)
in value of investments

966,868

1,199,934

10,047,982

(7,185,417)

(4,447,312)

__________

__________

__________

__________

__________

Total Investment
Income (Loss)

3,174,100

2,291,757

10,861,221

(6,383,924)

(3,439,168)

Total additions

8,573,149

7,253,201

15,415,708

(1,838,521)

2,112,750

Deductions

Benefits payments

2,745,298

4,171,907

2,090,113

3,287,596

4,697,856

__________

__________

__________

__________

__________

Net increase (decrease)

5,827,851

3,081,294

13,325,595

(5,126,117)

(2,585,106)

Net assets available for benefits

Beginning of year

51,800,010

48,718,716

35,393,121

40,519,238

43,104,344

__________

__________

__________

__________

__________

End of year

$57,627,861

$51,800,010

$48,718,716

$35,393,121

$40,519,238

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2005; 2004; 2003; 2002; 2001 and 2000

1 – Description of the Plan

The following description of the Intertape Polymer Group Inc. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group, Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994.  As of January 1, 2001 the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 as amended and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 25 percent of their pretax annual compensation, subject to Internal Revenue Service limitations based upon the participants’ compensation level.  The Company may elect to match a portion of elective contributions if participants are credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year.  Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation.  In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Each participant is entitled to the vested portion of their account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is 20 percent vested after the first year and 100 percent vested after five years of service, when he/she reaches normal retirement age, becomes deceased, or becomes totally and permanently disabled.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance.  The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above prime.  Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2005; 2004; 2003; 2002; 2001 and 2000

1 – Description of the Plan (Continued)

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant will receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements.  Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture.  Total unallocated forfeitures, which will be used to reduce future employer contributions, were $45,956, $37,412, $79,744, $26,645, $193,194 and $89,621 at December 31, 2005, 2004, 2003, 2002, 2001 and 2000, respectively.

2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan expenses are paid by the Company.

Valuation of Investments and Income Recognition

Investments in mutual funds and bond funds are stated at fair value, which are based on published market quotations on national exchanges.  Investments in collective trust and other funds are stated at the fair value based on the underlying unit values reported using audited financial statements.  Collective trust and other funds are recorded at fair value and adjusted to contract value on the Statement of Net Assets Available for Benefits.  Contract value is the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to maturity, valued by discounting the related cash flows.  Common trust fund – Intertape Polymer Group, Inc. is valued based on the daily net asset value.  Loans to participants are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2005; 2004; 2003; 2002; 2001 and 2000

3 – Investments

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

December 31,

2005

2004

2003

2002

2001

2000

________

________

   ________

________

_   _______        ________

Franklin Balance
   Sheet Investment

$  5,051,297

$  4,303,718

$  3,715,061

$  2,832,873

$2,476,735

*

Janus Growth and
  Income

6,082,314

5,386,275

4,995,263

4,186,406

6,254,220

8,012,746

Janus World Wide
  Investment

*

*

*

*

2,960,087

4,180,561

Munder Index 500

7,408,533

7,348,404

6,770,975

5,122,382

7,340,657

9,710,148

AIM Balanced

*

*

*

1,992,745

3,366,718

4,262,471

Van Kampen Equity
  and Income

5,068,488

4,234,449

3,400,471

*

*

*

Intertape Polymer
  Group, Inc.

6,294,081

6,785,019

7,730,420

1,844,763

2,319,568

*

Comerica Stable
  Value Fund

12,037,892

10,647,051

10,838,135

*

*

*

Collective trust and

   other funds

*

*

*

10,180,664

9,580,730

9,114,254

Participant Loans

*

*

*

2,071,900

2,075,455

*

*Less than 5% of net assets available for benefits as of year end.

During 2005, 2004, 2003, 2002 and 2001 the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by the following:

     2005

     2004

     2003

    2002

    2001

Bond Fund

$      (59,038)

$           (9,502)

$       (73,196)

$        49,238

          11,502

Mutual Funds

        707,925

        3,076,899

      5,335,976

    (5,369,236)

   (4,188,224)

Common Trust Fund –

Intertape Polymer Group, Inc.

        317,981

      (1,867,463)

      4,785,202

     (1,865,419)

      (270,590)

Total appreciation (depreciation)

in value of investments

      $966,868

      $1,199,934

  $10,047,982

  $(7,185,417)

 $(4,447,312)

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2005, 2004, 2003, 2002, 2001 and 2000

4 – Collective trust and other funds

During 2005, 2004, 2003, 2002 2001 and 2000, the Plan invested in Stable Value Funds with Comerica Bank (“Trustee”), the Trustee of the plan.  The fund primarily invests in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics.  The traditional GICs are backed by the general account of the issuer.  The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time.  The guaranteed rates for the years ended December 31, 2005, 2004, 2003, 2002, 2001 and 2000 varied depending on the issuer and contract.  Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund.  A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund.  These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian.  The wrapper contracts are obligated to provide an interest rate of not less than zero.

The issuers of these investment contracts guarantee that all qualified participant withdrawals will occur at contract value.

5 – Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest transactions.  The Intertape Polymer Group, Inc. Stock Fund and participant loans qualify as party-in-interest.

6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

7 – Tax Status

The IRS issued a favorable opinion letter dated August 9, 1995, in regards to the Plan.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, in all material respects.  As such, no provision for income taxes has been included in the Plan’s financial statements.

8 – Risk and Uncertainties

The Plan invests in various securities including mutual funds and Company stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan has not timely filed audited financial statements with the Securities and Exchange Commission and the United States Department of Labor. As a result, the Plan may be subject to penalties or other actions that may be assessed by those agencies.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2005, 2004, 2003, 2002, 2001 and 2000

9 – Registration of Shares and Filing Requirements

In August 2001, the Plan sponsor filed a registration statement on Form S-8 to register 300,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan.  The Plan’s sponsor subsequently filed additional registration statements on Form S-8 in August 2002, August 2003, and April 2004 to register 775,000 additional shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan.

Subsequent to filing the registration statements, the Plan did not file annual reports on Form 11-K.  The Plan participants have acquired in excess of 614,320 shares of common stock of the Plan sponsor pursuant to the Plan.  Consequently, the acquisition of the Shares by the Plan’s trustee for the benefit and at the direction of Plan participants, as well as the issuance of interests in the Plan to participants, may not have been registered in compliance with applicable securities laws.

The failure of the Plan sponsor to comply with the registration requirements could result in claims for rescission by plan participants under applicable securities laws.  However, the Plan sponsor believes that such claims would be subject to a one-year statute of limitations period.  Since none of the shares of the Plan sponsor have been transferred to plan participants in the last twelve months, the Plan sponsor believes that it will not be liable for rescission to any plan participants.  Nevertheless, the Plan sponsor could be subject to claims for rescission for acquisitions prior to the one-year period statute of limitations period and may also be subject to administrative penalties in connection with these matters.

10 – Delinquent Participant Contributions

During the year ended December 31, 2001, there were participant contributions made to the Company that were not remitted to the trust on a timely basis.  These transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.

Supplemental Schedules

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

  Fair

 (a)

party

collateral, par, or maturity value

Cost

        Value

___

______________

____________________________________________

______

*

Comerica Bank

Mutual and Bond Funds

Munder Bond Fund

**

$1,393,090

William Blair Small Cap Growth

**

1,128,585

Dreyfus Midcap Value

**

1,686,498

Fidelity Advisor Mid Cap

**

1,694,061

Franklin Balance Sheet Investment

**

5,051,297

Janus Growth and Income

**

6,082,314

Munder Index 500

**

7,408,533

Putnam Equity Income

**

2,626,140

Van Kampen Equity and Income

**

5,068,488

William Blair International Growth

**

1,076,089

Templeton World

**

2,730,342

                                          Cash

**

42,135

*

Intertype Polymer

    Group Inc.

Common Trust Fund - Intertape Polymer Group, Inc.

**

6,294,081

*

Comerica Bank

Collective trust and other funds

Comerica Stable Value Fund

**

12,037,892

Comerica Destination Retirement

**

125,889

Comerica Destination 2025

**

272,826

Comerica Destination 2045

**

35,958

Comerica Destination 2035

**

47,390

Comerica Destination 2015

**

162,278

*

Participant Loans – interest rates range from

       6.25% to 8.25%

**

    2,706,108

Total

$57,669,994

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

   Value

___

______________

____________________________________________

_____________

*

Comerica Bank

Mutual and Bond Funds

Munder US Government Income

**

$1,422,134

Dreyfus Midcap Value

**

  1,421,024

Fidelity Advisor Mid Cap

**

  1,369,226

Fidelity Advisor Divers International

**

     665,734

Franklin Balance Sheet Investment

**

  4,303,718

Janus Growth and Income

**

  5,386,275

Putnam Equity Income

**

  2,446,670

Templeton World

**

  2,389,598

Munder Index 500

**

  7,348,404

Van Kampen Equity and Income

**

  4,234,449

William Blair Small Cap Growth

**

  1,058,739

*

Intertype Polymer

    Group Inc.

Common Trust Fund - Intertape Polymer

    Group, Inc.

**

  6,785,019

*

Comerica Bank

Collective trust and other funds

    Comerica Stable Value Fund

**

 10,647,051

*

Participant Loans – interest rates range from

5.00% to 6.25%

**

   2,265,780

Total

$51,743,821

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

______________

____________________________________________

______ ____________

*

Comerica Bank

Mutual and Bond Funds

Munder US Government Income

**

$  1,677,512

Dreyfus Midcap Value

**

    1,141,084

Fidelity Advisor Mid Cap

**

    1,084,219

Franklin Balance Sheet Investment

**

    3,715,061

Janus Growth and Income

**

    4,995,263

Janus Worldwide

**

    2,091,910

MFS New Discovery

**

       336,438

Putnam Equity Income

**

    2,284,442

Putnam International Equity

**

       446,978

Munder Index 500

**

    6,770,975

Van Kampen Equity and Income

**

    3,400,471

*

Intertape Polymer

    Group Inc.

Common Trust Fund - Intertape Polymer Group, Inc.

**

    7,730,420

*

Comerica Bank

Collective trust and other funds

    Comerica Stable Value Fund

**

  10,838,135

*

Participant Loans – interest rates range from

5.00% to 5.25%

**

    2,038,155

Total

$48,551,063

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

______________

____________________________________________

____________________

*

Comerica Bank

Mutual and Bond Funds

Munder US Government Income

**

$  1,695,843

Dreyfus Midcap Value

**

       431,312

Fidelity Advisor Mid Cap

**

       257,569

Franklin Balance Sheet Investment

**

    2,832,873

Janus Growth and Income

**

    4,186,406

Janus Worldwide

**

    1,828,051

Janus Enterprise

**

         94,231

MFS New Discovery

**

       150,524

Neuberger Berman Partners Trust

**

       200,003

Putnam Equity Income

**

    1,470,488

Putnam OTC Emerging Growth

**

         70,835

Putnam International Equity

**

       203,972

Munder Index 500

**

    5,122,382

AIM Balanced

**

    1,992,745

Van Kampen Equity and Income

**

       693,207

Munder Cash Investment

**

         39,626

*

Intertype Polymer

    Group Inc.

Common Trust Fund - Intertape Polymer Group, Inc.

**

    1,844,763

*

Comerica Bank

Collective trust and other funds

    Comerica Stable Value Fund

**

  10,180,664

*

Participant Loans – interest rates range

from 5.25% to 5.75%

**

__2,071,900

Total

$35,367,394

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

______________

____________________________________________

___________________

*

Comerica Bank

Mutual and Bond Funds

Munder US Government Income

**

$  1,401,256

Janus Growth and Income

**

    6,254,220

Janus Worldwide

**

    2,960,087

Janus Enterprise

**

       323,909

Neuberger Berman Partners Trust

**

       343,942

Putnam Equity Income

**

    1,721,086

Putnam OTC Emerging Growth

**

       161,197

Putnam International Equity

**

       164,071

Munder Index 500

**

    7,340,657

AIM Balanced

**

    3,366,718

Franklin Balance Sheet Investment

**

    2,476,735

*

Intertype Polymer

    Group Inc.

Common Trust Fund - Intertape Polymer Group, Inc.

**

    2,319,568

*

Comerica Bank

Collective trust and other funds

    Comerica Stable Value Fund

**

    9,580,730

*

Participant Loans – interest rates range from

5.25% to 5.75%

**

    2,075,455

Total

$40,489,631

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2000

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

______________

____________________________________________

___________________

*

Comerica Bank

Mutual and Bond Funds

Munder US Government Income

**

$    828,036

Janus Growth and Income

**

   8,012,746

Janus Worldwide

**

   4,180,561

Janus Enterprise

**

      432,193

Neuberger Berman Partners Trust

**

      399,682

Putnam Equity Income

**

   1,502,521

Putnam OTC Emerging Growth

**

      218,450

Putnam International Growth

**

      190,938

Munder Index 500

**

   9,710,148

AIM Balanced

**

   4,262,471

Franklin Balance Sheet Investment

**

   1,680,009

*

Munder Cash Investments

**

          6,727

*

Comerica Bank

Collective trust and other funds

    Comerica Stable Value Fund

**

   9,114,254

*

Participant Loans – interest rates range from

5.25% to 5.75%

**

   2,149,990

Total

$42,688,726

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

Intertape Polymer Group, Inc. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2001

Participant Contributions                                                    Total That Constitutes

         Transferred Late to Plan                                        Non-exempt Prohibited Transactions

           $496,367

                                                                $496,367

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER GROUP INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:

Intertape Polymer Corp., Plan Administrator

By:

/s/ Burgess H. Hildreth

      Burgess H. Hildreth, Vice President

Date:  November 11, 2009

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 9, 2009, with respect to the financial statements and supplemental schedules of the Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan on Form 11-K for the year ended December 31, 2002.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Intertape Polymer Group Inc. on Form S-8 (File Nos. 333-67732 effective August 16, 2001, 333-97961 effective August 12, 2002, 333-108077 effective August 19, 2003 and 333-114954 effective August 28, 2004).

/s/ GRANT THORNTON LLP

Tampa, Florida

November 6, 2009

ORLDOCS 11648645 1